UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 26, 2007
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED
By:     /s/ Stuart MacKenzie
Name     Stuart MacKenzie
Title:     Group Secretary & General Counsel
Date: July 26, 2007

Q2 Production Report
July 26, 2007

Forward-looking statements
This presentation may contain certain forward-looking statements, including but not limited to (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, (iv) forecast cost profiles or (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Important factors that could cause actual results to materially differ from the forward looking statements in this presentation include but are not limited to the market price of gold, anticipated ore grades, tonnage, recovery rates, production and equipment operating costs, the impact of foreign currency exchange rates on cost inputs and the activities of governmental authorities in Papua New Guinea and elsewhere, as set forth more fully under the caption “Risk Factors” in Lihir’s most recent Annual Report on Form 20-F, which has been filed with the US Securities and Exchange Commission (“SEC”) Gold reserve and resource estimates are expressions of judgement based on knowledge, experience and industry practice, and may require revision based on actual production experience. Such estimates are necessarily imprecise and depend to some extent on statistical inferences and other assumptions, such as gold prices, cut-off grades and operating costs, which may prove to be inaccurate. Ballarat Goldfields N.L. does not have any ore reserves and the level of its estimated mineral resources and exploration potential are necessarily imprecise and may prove to be inaccurate. Accordingly, no assurance can be given that the indicated amount of gold will be recovered or at the rates estimated. Lihir can therefore give no assurances that any of the estimates, production profiles, capital, cost profiles and plans will not materially differ from the statements contained in this release and their inclusion in this presentation should not be regarded as a representation by any person that they will be achieved. The foregoing material is a presentation of general background information about Lihir’s activities as of the date of the presentation. It is information given in a summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate. Some of the information contained in this presentation includes certain un-audited non-GAAP measures, such as “cash costs”. Such unaudited non-GAAP measures are intended to provide information about the cash generating capacity and performance of Lihir’s mining operations. In particular, cash costs is a measure that is used in the gold mining industry and was developed in conjunction with gold mining companies associated with the Gold Institute in an effort to provide a level of comparability. However, Lihir’s measures may not be comparable to similarly titled measures of other companies. Management uses this measure for the same purpose when monitoring and evaluating the performance of Lihir. This information differs from measures of performance determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance determined in accordance with GAAP.

Q2 Highlights
• Gold production of 182,428 oz, taking half year production to a record 375,730 oz • Unit cash costs remaining steady for the half year
• Entitlement issue completed in the quarter, raising A$1.2 billion. Hedge book closed out and gold loan repaid.
• Lihir Island
• Geothermal power station completed commissioning
• New SAG and ball mills commissioned in the quarter. Flotation circuit commissioned July. Additional oxygen plant to complete commissioning in the current quarter.
• Ballarat Goldfields
• Record underground development of 1,064 metres.
• Significant gold assays returned.

Quarterly production
Gold production (oz, 000)

Half yearly production
Gold production (oz, 000)

Ore presentation – June 2007
Phase 8 (Waste Stripping only)

Material movements
(Tonnes, million)

High grade ore body
Autoclave feed grade (g/t)

Mill throughput
(Tonnes, 000)

Autoclave throughput
Throughput
(tonnes / op hr / per autoclave)

Unhedged, debt-free (A$ Millions)
Retail Entitlement Offer & Bookbuild Institutional Placement
Institutional Entitlement Offer & Bookbuild
Ballarat devt
Proposed Lihir Is devt, working capital, fees
Other secured debt repayments
Gold loan repayment 480,000 oz (US$449/oz)
Close out of hedge book. 934,500 oz (US$343/oz contract price)
Funds raised Use of Funds

Eliminating forward commitments
(oz, 000)
Gold loan US$449
Hedging ~ US$343
Increase in cashflow* (US$m)
*Rounded. Following hedge close-out and gold loan repayment. Assumes gold price of $700/oz

Rising gold price lifts cash revenues
Cash price ($US/oz)

Unit costs trending lower (US$) Gross Cash Costs Total Cash Costs per ounce per ounce

Expansion projects
Expansion projects
Process Plant Expansion • 3Mtpa flotation expansion being commissioned
· Lifts 2007 production >20% to 800-830 kozs
Geothermal Power
· Cheap, reliable power, ~US1c/KWhr
· 20MW commissioned, 56MW now in place

+1mozpa project
• Feasibility study underway
• Addition of one autoclave with double the capacity of each of current autoclaves
• Total plant throughput to increase to approximately 11-12 million tonnes per annum from ~ 6mtpa
• Capex US$500-550m • Proposed timing: • Construction 2008? • Production 2010?
• Interim optimisations continuing

Significant assays returned at Ballarat

2007 Outlook
• Full year production of 800-830 kozs (unchanged) • Second half production to increase to 425-455 kozs • Total annual material movements > 60 million tonnes • A/C throughput of 4.6 million tonnes
• Full year total cash costs to average in the mid US$200s per ounce

The new LGL
· Unhedged
· Record production
· Exciting growth ahead
Gold production (oz, 000)

www.lihir.com.pg